Exhibit 77M – Merger

In a merger that was effective as of the close of business on November 13, 2009, the Sentinel Government Money Market Fund, a series of the Registrant, merged into the U.S. Government Portfolio series of Daily Income Fund, an unaffiliated fund managed by Reich & Tang Asset Management, LLC. In the merger, the shareholders of the Government Money Market Fund High Yield Bond Fund received shares of equal net asset value of the Institutional Service Class shares of the U.S. Government Portfolio series of the Daily Income Fund. The reorganization was approved by the Board of Directors of the Registrant on August 12, 2009. Approval by the shareholders of the Government Money Market Fund was not required.